SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2008

SCAILEX CORPORATION LTD.
(Translation of Registrant’s Name into English)

48 Ben Tsiyon Galis Street,
Petach Tikva
Israel, 49277

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and
Exchange Act of 1934:

Yes ☐ No ☒

On August 5, 6 and 7 2008, Scailex Corporation Ltd. (the “Company”) filed a report with the Israel Securities Authority (the “ISA”) and The Tel Aviv Stock Exchange (the “TASE”), translations from Hebrew of which are attached hereto as Exhibit 99.1 – 99.7 and incorporated herein by reference.

Exhibit 99.1	Directors’ Report – June 30, 2008.

Exhibit 99.2	Financial Report – June 30, 2008.

Exhibit 99.3	Immediate Report of a transaction with a controlling shareholder or director not requiring approval by the general assembly 1B

Exhibit 99.4	Immediate Report in conformance with Regulation 36 of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970)

Exhibit 99.5	Immediate Report of a transaction with a controlling shareholder or director not requiring approval by the general assembly 1A

Exhibit 99.6	Immediate Report of the Creation of Dormant Shares in the Corporation’s Issued Share Capital, a Change to their Number or to the Identity of their Holder

Exhibit 99.7	Immediate Report on the holdings status of the Corporation and its interested parties

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

August 7, 2008